CHANTICLEER HOLDINGS, INC.
11220 Elm Lane, Suite 203
Charlotte, North Carolina 28277

November 23, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Beverly A. Singleton

Re:	Chanticleer Holdings, Inc. (the “Company”)
Supplemental response letter dated November 20, 2009 regarding theForm 10-K for the year ended December 31, 2008
File Number 0-29507

Dear Ms. Singleton:

We are in receipt of your letter of November 20, 2009.  Pursuant to your request, we will wait on completing the amended filings pending your review of one other issue.

Following is our response to your additional comment:

Form 10-Q (Quarter Ended September 30, 2009)

Note 3, Investments, page 13

1.
Refer to your paragraph discussion of the cost based investment in Remodel Auction.  In future filings please expand to disclose, if true, that you valued the additional 250,000 shares received at $70,000 which approximated the fair market value of the stock on the date issued.  Also, disclose whether you have recorded this amount also as deferred revenue to be recognized over the remaining one-year management agreement.  Further, we note that the 500,000 total common shares you hold in Remodel Auction appeared to approximate a value of $75,000 based on the closing stock price of $0.15 of this entity, at September 30, 2009.  Expand the disclosure here or in MD&A to address any potential impairment concerns.  Finally, see your discussion paragraph of the equity in earnings of investments on page 21 that relate to Investors LLC.  Please consider deleting the last sentence pertaining to the treatment of equity in earnings of investments in prior periods, as such periods do not need to be revised when going to the cost method; or revise to clarify that income or dividends from this cost-based investment will now be reflected in interest income.

Response:

We will make the following additional disclosures in our future filing:

a.
We actually received an additional 500,000 shares which were valued at $70,000, based on the closing price of the stock at that date.  The disclosure at September 30, 2009 in the Q should be 1,000,000 shares owned rather than 500,000.

b.
This amount, $70,000 was not recorded as deferred revenue as it was received based on Remodel Auction becoming public, which occurred in August 2009, rather than being earned over a period of time.  It was all recorded in revenue in the period received.

c.
As noted above, we actually have 1,000,000 shares of Remodel Auction, so its value based on the price at September 30, 2009 would have been $150,000.  This is an improvement over the $75,000 but still less than our cost.  We will initially expand our discussion regarding impairment in the 10-K for 2009 and continue going forward.

d.	We will revise the last sentence regarding Investors LLC on page 21 to say that under the cost method earnings will now be included in interest income.

The Company is aware and acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Michael D. Pruitt
Chief Executive Officer and
  Chief Financial Officer

Cc  Creason & Associates, P.L.L.C.